Annual Report

Cover Page

Name of issuer:

Advancing Eco Agriculture, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/15/2008

Physical address of issuer:

4551 Parks West Road
Middlefield OH 44062

Website of issuer:

https://www.advancingecoag.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

70

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$18,610,760.00	$14,328,659.00
Cash & Cash Equivalents:	$438,251.00	$1,908,314.00
Accounts Receivable:	$1,843,403.00	$1,389,052.00
Short-term Debt:	$4,199,510.00	$172,084.00
Long-term Debt:	$1,114,178.00	$1,182,577.00
Revenues/Sales:	$18,045,410.00	$18,655,429.00
Cost of Goods Sold:	$8,948,007.00	$8,416,357.00
Taxes Paid:	$120,261.00	$0.00
Net Income:	($1,143,679.00)	$1,504,081.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Advancing Eco Agriculture, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Philippe van den Bossche	Chairman of the Board	Zeno Capital Partners	2012
John Kempf	Founder and Chief Vision Officer	Advancing Eco Agriculture, Inc.	2011
Paul Bergman			2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael Gedeon	Chief Financial Officer	2022
Jason Hobson	President	2011
John Kempf	Founder and Chief Vision Officer	2011
Elisabeth Matthews	Chief Sales and Marketing Officer	2023
Aaron Jimenez	Chief Information Officer	2014
Paul Bergman	Executive Chairman	2018
Eric Girdler	Chief Executive Officer	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
John Kempf	133334.0 Common Stock	66.67

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share

in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You
should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held."
To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding
convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to
the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format.
All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question.
As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act
of 1933, which requires you to provide material information related to your business and anticipated business plan.* **Please
review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and
does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of
any securities offered or the terms of the offering, nor does it pass upon the
accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the
U.S. Securities and Exchange Commission has not made an independent
determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Weather can impact farmers in negative (and positive) ways. Weather that
negatively impacts our farmer customers can negatively impact our business.

Macroeconomic conditions such as depressed prices for agriculture produce and
commodities, higher interest rates and higher inflation can impact our farmer
customers, which can negatively impact our business.

Competition exists to varying degrees from legacy agriculture input
manufacturers and retailers, as well as new players that may enter the plant
nutrition or regenerative agriculture services market over time.

The current farmer financing environment largely favors conventional farming
practices, making it harder for farmers to obtain financing and crop insurance for
employing regenerative agriculture practices, which can impact our ability to
onboard and maintain farmer customers.

We need to ensure high quality products and services to our farmer customers as
we grow, scaling the business, its operations and organization accordingly.

Not all investors have the same rights.

Pursuant to the subscription agreement between the Company and the SPV,
Major Investors (investors investing at least $100,000) are granted rights that
other investors do not have. These include the right to participate, on a pro rata
basis, in new issuances of securities, and the right to be provided with financial
information even when such information is not required to be filed with the SEC.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either
by offerings of securities or through borrowing from banks or other sources. The
terms of future capital raising, such as loan agreements, may include covenants
that give creditors greater rights over the financial resources of the Company.
The terms of future offerings of securities may be more advantageous to new
investors than to investors in this offering, diluting their interest in the Company.

Our financial results may be cyclical.

Investors should be aware that the Company's results in any period may not be
comparable due to the fact that the Company disproportionately recognizes
revenues in the North American Spring to Fall seasons.

We may conduct a concurrent offering on different terms and provide different
information.

The Company may raise funds under a separate concurrent offering of securities.
Investors in that offering may be provided with different or additional
information which, if provided to investors in this offering, would cause them to
make a different investment decision. The terms of any such offering may be
more advantageous than the terms of this offering

more advantageous than the terms of this offering.

Lower profitability in 2023 led to negative working capital at December 31, 2023 and non-compliance with the consolidated debt service covenant that supports its bank's revolving line of credit and equipment term loan. As a result, the Company was not able to draw financing on its $1,500,000 leasehold improvement demand line with the bank. This non-compliance gives the bank the option to demand payment on its outstanding debt and to no longer provide working capital for future operations. Furthermore, the Company is significantly reliant on a limited number of customers and vendors, and may also not be able to grow revenues greater than its increases in expenses. This scenario creates going concern risks for the Company.

Our future success depends on the efforts of a small management team, our founder, officers and directors. The loss of services of our founder, officers, directors or other members of our management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	200000	200000	Yes ⌄
Series A-1 Preferred Stock	60000	12947	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	6099 warrants for common stock
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	HYG Financial
Issue date	11/18/19
Amount	$11,175.00
Outstanding principal plus interest	$7,957.00 as of 03/31/24
Interest rate	5.5% per annum
Maturity date	10/25/24
Current with payments	Yes

Vehicle loan

Loan

Lender	Ally
Issue date	03/05/21
Amount	$36,562.00
Outstanding principal plus interest	$12,066.00 as of 03/31/24
Interest rate	7.79% per annum

Maturity date	03/05/26
Current with payments	Yes

Vehicle loan

Loan

Lender	Hometown Bank
Issue date	03/03/22
Amount	$35,000.00
Outstanding principal plus interest	$12,082.00 as of 03/31/24
Interest rate	3.5% per annum
Maturity date	03/03/25
Current with payments	Yes

Vehicle loan

Loan

Lender	Peoples Bank
Issue date	10/19/22
Amount	$2,000,000.00
Outstanding principal plus interest	$1,946,820.00 as of 03/31/24
Interest rate	7.25% per annum
Maturity date	11/01/24
Current with payments	Yes

The Company has a $2,000,000 revolving line of credit, expiring November 1, 2024. There were $1,946,820 of advances outstanding as of March 31, 2024.

Loan

Lender	Peoples Bank
Issue date	10/19/22
Amount	$2,000,000.00
Outstanding principal plus interest	$1,904,762.00 as of 03/31/24
Interest rate	7.75% per annum
Maturity date	11/01/30
Current with payments	Yes

The Company has a $2,000,000 equipment line of credit, expiring November 1, 2030. There were $1,904,762 of advances outstanding as of March 31, 2024.

Loan

Lender	Peoples Bank
Issue date	10/19/22
Amount	$1,337,065.00
Outstanding principal plus interest	$1,236,782.00 as of 03/31/24
Interest rate	9.75% per annum
Maturity date	09/01/34
Current with payments	Yes

The Company has a note payable of $1,337,065 guaranteed by the Small Business Administration (SBA). There were $1,236,782 of advances outstanding as of March 31, 2024.

Loan

Lender	Ford Credit
Issue date	04/12/23
Amount	$50,391.00
Outstanding principal plus interest	$40,480.00 as of 03/31/24
Interest rate	3.9% per annum
Maturity date	04/12/28
Current with payments	Yes

Vehicle loan

Loan

Lender	Ford Credit
Issue date	04/12/23

Issue date	04/12/23
Amount	$47,742.00
Outstanding principal plus interest	$38,500.00 as of 03/31/24
Interest rate	3.9% per annum
Maturity date	04/12/28
Current with payments	Yes

Vehicle loan

Loan

Lender	Rein Morgen Holdings, LLC
Issue date	01/15/24
Amount	$265,063.00
Outstanding principal plus interest	$265,062.69 as of 01/15/24
Interest rate	10.0% per annum
Maturity date	06/28/24
Current with payments	Yes

Bridge loan

Loan

Lender	Tree Trunk Light LLC
Issue date	01/15/24
Amount	$250,062.00
Outstanding principal plus interest	$250,062.69 as of 01/15/24
Interest rate	10.0% per annum
Maturity date	06/28/24
Current with payments	Yes

Bridge loan

Loan

Lender	Tree Trunk Light LLC
Issue date	03/13/24
Amount	$149,965.00
Outstanding principal plus interest	$149,965.00 as of 03/13/24
Interest rate	10.0% per annum
Maturity date	09/16/24
Current with payments	Yes

Bridge loan

Loan

Lender	Tree Trunk Light LLC
Issue date	03/21/24
Amount	$45,495.00
Outstanding principal plus interest	$45,495.00 as of 03/21/24
Interest rate	10.0% per annum
Maturity date	09/23/24
Current with payments	Yes

Bridge loan

Loan

Lender	Tree Trunk Light LLC
Issue date	03/27/24
Amount	$99,882.00
Outstanding principal plus interest	$99,882.00 as of 03/27/24
Interest rate	10.0% per annum
Maturity date	09/29/24
Current with payments	Yes

Bridge loan

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material

terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2022	Regulation D, Rule 506(b)	Common stock	$3,300,000	General operations
10/2023	Regulation D, Rule 506(c)	Preferred stock	$199,841	General operations
10/2023	Regulation D, Rule 506(c)	Preferred stock	$1,169,060	General operations
10/2023	Regulation D, Rule 506(c)	Preferred stock	$199,841	General operations
11/2023	Regulation D, Rule 506(c)	Preferred stock	$49,876	General operations
12/2023	Regulation D, Rule 506(c)	Preferred stock	$69,876	General operations
12/2023	Regulation D, Rule 506(c)	Preferred stock	$90,148	General operations
1/2024	Regulation D, Rule 506(c)	Preferred stock	$10,000	General operations
1/2024	Regulation D, Rule 506(c)	Preferred stock	$199,841	General operations
3/2024	Regulation D, Rule 506(c)	Preferred stock	$49,876	General operations
4/2024	Regulation Crowdfunding	Priced Round	$1,014,668	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Tree Trunk Light LLC
Amount Invested	$199,841.00
Transaction type	Priced round
Issue date	10/09/23
Relationship	Tree Trunk Light LLC is an AEA shareholder.

Name	Philly Ventures LLC
Amount Invested	$199,841.00
Transaction type	Priced round
Issue date	10/11/23
Relationship	Philly Ventures LLC has common ownership with an AEA shareholder.

Name	Rein Morgen Holdings, LLC
Amount Invested	$265,063.00
Transaction type	Loan
Issue date	01/15/24
Outstanding principal plus	$265,062.69 as of 01/15/24

interest	
Interest rate	10.0% per annum
Maturity date	06/28/24
Current with payments	Yes
Relationship	Rein Morgen Holdings, LLC is an AEA shareholder. The Company has a promissory note payable with Tree Trunk Light LLC, a related party. In conjunction with this loan, the Company issued 2,091 warrants with an exercise price of $119.59 and expiration of January 16, 2026.

Name	John Kempf via Wefunder
Amount Invested	$10,000.00
Transaction type	Priced round
Issue date	01/15/24
Relationship	John Kempf is a shareholder of AEA.

Name	Tree Trunk Light LLC
Amount Invested	$250,062.00
Transaction type	Loan
Issue date	01/15/24
Outstanding principal plus interest	$250,062.69 as of 01/15/24
Interest rate	10.0% per annum
Maturity date	06/28/24
Current with payments	Yes
Relationship	Tree Trunk Light LLC is an AEA shareholder. The Company has a promissory note payable with Tree Trunk Light LLC, a related party. In conjunction with this loan, the Company issued 2,091 warrants with an exercise price of $119.59 and expiration of January 16, 2026.

Name	Tree Trunk Light LLC
Amount Invested	$149,965.00
Transaction type	Loan
Issue date	03/13/24
Outstanding principal plus interest	$149,965.00 as of 03/13/24
Interest rate	10.0% per annum
Maturity date	09/16/24
Current with payments	Yes
Relationship	Tree Trunk Light LLC is an AEA shareholder. The Company has a promissory note payable with Tree Trunk Light LLC, a related party. In conjunction with this loan, the Company issued 890 warrants with an exercise price of $168.50 and expiration of March 15, 2026.

Name	Tree Trunk Light LLC
Amount Invested	$45,495.00
Transaction type	Loan
Issue date	03/21/24
Outstanding principal plus interest	$45,495.00 as of 03/21/24
Interest rate	10.0% per annum
Maturity date	09/23/24
Current with payments	Yes
Relationship	Tree Trunk Light LLC is an AEA shareholder. The Company has a promissory note payable with Tree Trunk Light LLC, a related party. In conjunction with this loan, the Company

issued 270 warrants with an exercise price of $168.50 and expiration of March 22, 2026.

Name	Tree Trunk Light LLC
Amount Invested	$99,882.00
Transaction type	Loan
Issue date	03/27/24
Outstanding principal plus interest	$99,882.00 as of 03/27/24
Interest rate	10.0% per annum
Maturity date	09/29/24
Current with payments	Yes
Relationship	Tree Trunk Light LLC is an AEA shareholder. The Company has a promissory note payable with Tree Trunk Light LLC, a related party. In conjunction with this loan, the Company issued 757 warrants with an exercise price of $131.91 and expiration of March 28, 2026.

Company leases its Middlefield, Ohio facility for $5,320 per month from a real estate entity that has some shared ownership. AEA Enterprises, LLC is owned collectively by the majority AEA shareholder and one minority AEA shareholder.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Advancing Eco Agriculture, LLC ("AEA"), organized in 2008, is a regenerative agriculture plant nutrition and consulting company that develops, manufactures and provides high-quality regenerative agriculture products and solutions to farmers. AEA's manufacturing and office facilities are located in Middlefield, Ohio and Aurora, Colorado, with additional warehouse facilities in California, Florida, Kansas and Washington. AEA's customers are located primarily in the United States of America, with some internationally.

Milestones

Advancing Eco Agriculture, Inc. was incorporated in the State of Delaware in October 2008.

Since then, we have:

- Trusted by 10,000+ growers across more than 4 million acres globally.

- Recently opened state-of-the-art manufacturing facility to meet growing regen ag product demand.

- Team successfully implemented regen ag systems at scale on intensive farm operations for 17+ years.

- Active in North and South America and parts of Europe, with further expansion in 2024.

- 3 million combined views across #1 regenerative agriculture podcast, webinar series, and YouTube channel.

- Targeting a growing $3.6 billion regenerative agriculture systems market.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $18,045,410 compared to the year ended December 31, 2022, when the Company had revenues of $18,655,429. Our gross margin was 50.41% in fiscal year 2023, compared to 54.89% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $18,610,760, including $438,251 in cash. As of December 31, 2022, the Company had $14,328,659 in total assets, including $1,908,314 in cash.

- *Net Loss*. The Company has had net losses of $1,143,679 and net income of $1,504,081 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $13,736,251 for the fiscal year ended December 31, 2023 and $8,992,821 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $6,328,402 in debt and $4,469,060 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Advancing Eco Agriculture, Inc. cash in hand is $635,390, as of March 2024. Over the last three months, revenues have averaged $1,236,183/month, cost of goods sold has averaged $635,857/month, and operational expenses have averaged $907,103/month, for an average burn rate of $306,777 per month. We were profitable in the month of March 2024 and intend to be profitable for the full-year 2024.

In 2023, as a result of the Company investing in its new manufacturing facility in Aurora, Colorado, which will increase production capacity and reduce logistical costs to enable future growth in production and sales, the company incurred one-time start-up costs that negatively impacted profitability in 2023, but with no plans to repeat in 2024. In addition, the 2023 financial year was challenging for the Company's customer base, as weather and macroeconomic conditions, including lower prices for agriculture produce and commodities, higher interest rates and higher inflation and on-farm costs, negatively impacted the Company's business, resulting in a decline in sales year over year.

The lower profitability in 2023 led to negative working capital at December 31, 2023 and non-compliance with the consolidated debt service covenant that supports its bank's revolving line of credit and equipment term loan. As a result

supports its bank's revolving line of credit and equipment term loan. As a result, the Company was not able to draw financing on its $1,500,000 leasehold improvement demand line with the bank. This non-compliance gives the bank the option to demand payment on its outstanding debt and to no longer provide working capital for future operations.

The Company implemented organizational changes in early 2024, focusing on topline revenue and profitability growth with both existing and new customers as part of its commitment to profitability, growth and becoming compliant with the bank's debt service covenant in 2024. The Company has also repurposed its executive team, including the promotion and appointment of a new Chief Executive Officer (CEO) and appointment of its prior CEO to the new role of President, to emphasize business development and implementation of an Entrepreneurial Operating System (EOS). In addition, the Company is highly focused on monitoring expenses to ensure appropriate returns on spend investments, mitigate inflation, and drive improved profitability in 2024.

The Company is working on options to convert short term debt into long term debt, and has already identified and will continue exploring opportunities with other capital providers for additional sources of cash liquidity to minimize going concern risks in 2024. Through March 31, 2024, the Company issued $810,468 of stockholder notes to offset seasonal cash needs in the context of reduced credit commitments from the bank.

Management believes its plans above alleviate substantial doubt as to its ability to continue as a going concern. However, there can be no assurances that the plans and actions proposed by management will be successful, that the Company will generate anticipated revenues, or that unforeseen circumstances will not require additional funding sources in the future.

In the next 3 months, we expect:
Revenue: $8,724,445 (Apr - Jun'24)
Costs/Expenses: $6,322,579 (Apr - Jun'24)

In the next 9 months, we expect:
Revenue: $17,172,279 (Apr - Dec'24)
Costs/Expenses: $16,500,956 (Apr - Dec'24)

AEA has been a profitable company for most of its recent history and has shown positive annual net income since 2019, with the exception of 2023.

We mainly fund the business through internally generated working capital and have made recent growth investments from our equity and debt capital raises.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Gedeon, certify that:

(1) the financial statements of Advancing Eco Agriculture, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Advancing Eco Agriculture, Inc. included in this Form reflects accurately the information reported on the tax return for Advancing Eco Agriculture, Inc. filed for the most recently completed fiscal year.



Michael Gedeon
Chief Financial Officer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.advancingecoag.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Aaron Jimenez
Elisabeth Matthews
Eric Girdler
Jason Hobson
John Kempf
John Kempf
Michael Gedeon
Paul Bergman
Philippe van den Bossche

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Advancing Eco Agriculture Subscription Agreement

SPV Subscription Agreement

Advancing Eco Agriculture Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

    Aaron Jimenez

    Elisabeth Matthews

    Eric Girdler

    Jason Hobson

    John Kempf

    John Kempf

    Michael Gedeon

    Paul Bergman

    Philippe van den Bossche

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Advancing Eco Agriculture, Inc.

By

Mike Gedeon
_____
Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Mike Gedeon
_____
Chief Financial Officer
4/29/2024

Paul Bergman
_____
Executive Chairman
4/29/2024

Eric Girdler
_____
Chief Executive Officer
4/29/2024

Philippe van den Bossche
_____
Chairman
4/29/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.